November 23, 2021

              VIA E-MAIL

              Erik T. Nelson, Esq.
              Associate General Counsel, Senior Counsel
              Allianz Life Insurance Company of North America
              5701 Golden Hills Drive
              Minneapolis, MN 55416-1297

              Re: Allianz Life Insurance Company of New York Allianz Life of NY Variable Account C Initial Registration Statement on Form N-4 File Nos. 333-259866; 811-05716

                             Allianz Life Insurance Company of New York
                             Initial Registration Statement on Form S-1
                             File No. 333-259863

              Dear Mr. Nelson:

                     On September 28, 2021, you filed the above-referenced initial registration statements on
              Form N-4 and Form S-1 on behalf of Allianz Life Insurance Company of New York (the
                 Company   ) and its separate account, relating to an
individual flexible purchase payment
              Indexed-linked and variable deferred annuity contract (the
Contract   ). We have reviewed the
              Registration statements and have provided our comments below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to each registration statement. We
may have further comments
                         when you supply the omitted information.

                      2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract
features or benefits, or whether the

              1
                Capitalized terms have the same meaning as in the registration statements unless otherwise indicated and suggested wording changes to disclosure are generally indicated in italics. Page number references are to the N-4 registration statement unless otherwise noted.



     Erik T. Nelson, Esq.
    November 23, 2021
    Page 2 of 10

            Company will be solely responsible for any benefits or features associated with the
            Contract.

       3. The Company allows contract owners to pay third-party advisory fees through a withdrawal of Contract Value. In each place where you discuss the impact of deduction of Contract fees and charges, please also include disclosure as to how advisory fees that are deducted from Contract Value are treated (i.e., whether such reductions are treated in the same way as deductions of Contract fees and charges). For example, disclosure should be clarified in the following sections: (i) Glossary - Contract Value (page 6); (ii)
            Glossary- Index Option Value (page 7); (iii) Summary - Bar Chart Examples of the
            Crediting Methods Performance (page 15); (iv) Risk Factors - Risk of Negative Returns
            (page 21); and (v) Death Benefit (page 55).

    Form S-1 Facing Page

       4. Please change the reference to the securities to be registered in the Calculation of
          Registration Fee table as Indexed-linked Interests in the Individual Flexible Purchase
          Payment Index-Linked and Variable Deferred Annuity Contract, as only the indexed-
          linked interests are being registered on Form S-1.

    Cover Page (pages 1-3)

       5. In the Crediting Method Highlights, please specify the buffers that the Company is offering for all Strategies and Terms, rather than just referring to a minimum. Please also
          specify the corresponding buffer for    Caps for 6-year Terms cannot
be less than 37.50%
          (i.e., similar to what is disclosed for the 3-year Term).

       6. In the fourth paragraph on page 2, please clarify the reference to as stated above.

       7. In the last paragraph on page 2, please identify the Index Options that can be made temporarily unavailable after the sixth Index Anniversary and the Index Options that cannot be made temporarily unavailable, rather than relying on cross-references. Please also state how long an option can remain temporarily unavailable. In addition, does the
          Company have the right to eliminate either group of Index Options on a permanent basis or will all Index Options offered under the Contract be offered for the entire duration of the Contract, subject to the right to make certain Index Options temporarily unavailable after the sixth Index Anniversary? Please revise the disclosure throughout the prospectus based on your responses.

       8. In the first paragraph on page 3, before the last sentence, please
state,    In addition,
          payment of the death benefit or annuitization before the Term End Date will be subject to
          the Daily Adjustment.    In the last sentence, please also disclose
the impact of advisory
          fee and withdrawal charge deductions on the amount of loss.






     Erik T. Nelson, Esq.
    November 23, 2021
    Page 3 of 10

       9. In the third paragraph on page 3, please specify the    guaranteed
values    (e.g.,
          Guaranteed Death Benefit Value) that will be reduced by advisory fee withdrawals and prominently state that these deductions could reduce Contract Value and the Contract's
          Guaranteed Death Benefit Value by more than the amount of the deductions and over time these reductions could be significant. In addition, please prominently state that, if possible, an Owner should use a source other than Contract Value to pay advisory fees.
          Corresponding disclosure should also be provided in the sections of the prospectus
          entitled At a Glance     Key Features     Three Contract Series (page
9), Withdrawal Charge
          (page 47) and Access to Your Money (page 50).

    Glossary (pages 6-9)

       10. Please revise the definition of Index Option for clarity. It appears words are missing from the second sentence.

       11. Please revise the definitions of Index Option Base and Index Option Value to clarify how
           Contract Fees and charges and deductions of advisory fees reduce the Index Option Base and the Index Option Value ( i.e., on a dollar for dollar basis or proportionately).

       12. Please revise the definition of Performance Credit to clearly describe how positive and negative index performance is credited. In particular, the reference to Buffer with
           Participation Rate is confusing, as Participation Rates do not apply to negative returns, as noted in definition of Participation Rate.

    Summary (pages 10-19)

       Purchasing a Contract: Key Features at a Glance

       13. Please add a separate row to the table describing the key features associated with
           deducting third   party advisory fees, including that advisory fee
withdrawals will reduce
           both Contract Value and the Contract's Guaranteed Death Benefit Value, and prominently state that these deductions could reduce Contract Value and the Contract's Guaranteed
           Death Benefit Value by more than the amount of the deductions and that over time these reductions could be significant. Please also prominently state that, if possible, an Owner should use a source other than Contract Value to pay advisory fees. Please also disclose that withdrawals to pay advisory fees may be subject to federal and state income taxes and a 10% federal penalty tax.

       14. Allocation of Purchase Payments and Contract Value Transfers.

           The third bullet point notes that in the absence of instructions, allocations to a temporarily unavailable Index Option will be held in the AZL Government Money Market Fund and these assets will not be eligible to receive a Performance Credit until at least the second Index
           Anniversary after an Index Option becomes temporarily unavailable. Please explain here why an
           Owner has to wait for another year (i.e., because assets can only be allocated to another Index




     Erik T. Nelson, Esq.
    November 23, 2021
    Page 4 of 10

           Option on an Index Anniversary). In addition, please state, if true, that assets in the AZL
           Government Money Market Fund can be moved at any time to one of the Variable Options offered. Please make corresponding changes to similar disclosure under the headings
              Purchasing a Contract: Key Features at a Glance     Allocation of
Purchase Payments and
           Contract Values    on page 10,    Changes to Caps, Participation
Rates, and Buffers and
           Temporary Unavailability of Index Options    on page 24,
Allocation of Purchase Payments and
           Contract Value Transfers    on page 35,    Automatic Investment Plan
(AIP)    on page 35 and
              Optional Reallocation Program for the 1-year Term Index Options on page 45.

           According to the fourth bullet point, the Company does not allow assets to move into an established 3-year or 6-year Term Index Option until the Term End Date. If true, please also make the same point as to the 1-year Term Index Option.

       15. Free Withdrawal Privilege. If true, please revise the second bullet
to state,    If you
           withdraw more than the free withdrawal privilege we will assess a withdrawal charge on the amount in excess of the free withdrawal amount if the withdrawal is taken from a
           Purchase Payment we received within the last six years.

       How Do the Crediting Methods Compare?

       16. What is the growth opportunity? With respect to the disclosure regarding the Index
           Performance Strategy, please clarify that the Participation Rate cannot boost Index
           Returns beyond a declared Cap.

       17. What can change within a Crediting Method? In the second bullet for both the Index
           Protection NY Strategy and Index Performance Strategy, please
specify the    certain
           Index Options, rather than using a general reference. Please also
add    and are set forth in
           your Contract when issued    to the last sentence of the third
bullet for the Index Protection
           NY Strategy. In addition, in the fourth bullet for the Index Performance Strategy, the minimum cap of 15.75% should be applicable to a 20% Buffer (not a 10% Buffer) for 3-
           year Terms. See "Crediting Method Highlights" on page 5. Please revise the disclosure accordingly.

       18. Please revise the fourth bullet following the table to include the 6-year Term into the example.

       Bar Chart Examples of the Crediting Methods Performance

       19. With respect to the    A closer look at the Index Performance
Strategy,    please include an
           example with a hypothetical Participation Rate (showing Index performance below and above the Cap as well as an uncapped Term).





     Erik T. Nelson, Esq.
    November 23, 2021
    Page 5 of 10

       Can the Crediting Methods, Terms, or Indexes Change?

       20. According to the fifth sentence of the first paragraph, the Company can, with prior
           written notice, make    certain    Index Options temporarily
unavailable on Term Start
           Dates occurring on or after the sixth Index Anniversary if it is unable to support the minimum Cap. Please specify the Index Options the Company can change for this reason and those it cannot. Please also disclose any rights the Company has to permanently eliminate an Index Option.

       When Does Allianz Establish the Values Used to Determine Index Credits?

       21. For clarity, please revise the sixth sentence of the second paragraph of this section on
           page 17 to state, consistent with other disclosure,    Therefore, if
you select an Index
           Effective Date that is after the date the rate is guaranteed to be available, you are subject to the risk that the initial Caps and Participation Rate may change.
.. . . Furthermore, if
           the Index Effective Date is a date after the free look period, you will be subject to a
           withdrawal charge. . . .    Corresponding changes should be made to
similar disclosure
           under the heading    Changes to Caps, Participation Rates, and
Buffers and Temporary
           Unavailability of Index Options    on page 24 and    Allocation of
Purchase Payments and
           Contract Value Transfers    on page 34.

       22. Please revise the third sentence of the fourth paragraph to state,
if true,    If you select the
           earliest Index Effective Date or date within the guaranteed period applicable to rates in effect on the Issue Date, the initial rates stated on our website on your Issue Date will be
           the rates on your Index Effective Date.    Corresponding changes
should be made to
           similar disclosure under the heading    Changes to Caps,
Participation Rates, and Buffers
           and Temporary Unavailability of Index Options    on page 24 and
Allocation of Purchase
           Payments and Contract Value Transfers    on page 34.

       23. Please revise the example contained in the third bullet point in the shaded box on page 18 to include a date that corresponds to the Contract dates below. Please also specify a
           Contract date in the examples, rather than just referencing the year.

       What Is the Daily Adjustment?

       24. Please also revise the last sentence of the fourth paragraph on page
19 to state,    A
           negative Daily Adjustment may cause you to realize loss of principal and previous earnings.

       What is the Performance Lock?

       25. Once a Performance Lock is executed on a 3-year or 6-year Term Index Option, please disclose if and when amounts could then be moved to a 1-year Term Index Option. This comment is also applicable to disclosure under the heading Liquidity Risk on page 20 and
           Performance Locks on page 45.



     Erik T. Nelson, Esq.
    November 23, 2021
    Page 6 of 10

       Risk Factors (pages 20-26)

       26. Please include a separate risk factor summarizing the risks relating to the deduction of
           third   party advisory fees from contract value (e.g., this
deduction will reduce both
           Contract Value and the Contract's Guaranteed Death Benefit Value, and that these deductions could reduce Contract Value and the Contract's Guaranteed Death Benefit
           Value by more than the amount of the deductions, and, over time, the reduction could be significant. Please also prominently state that for this reason, if possible, an Owner should use a source other than Contract Value to pay advisory fees.

       Liquidity Risks

       27. Please revise the first sentence of the fourth paragraph to state,
if true,    In addition, upon
           a full withdrawal the free withdrawal privilege is not available to you, and we apply a withdrawal charge against Purchase Payments that are still within their withdrawal charge period, even as to amounts that had been previously withdrawn under the free withdrawal privilege.

       28. Please revise the fifth paragraph to state,    Amounts withdrawn
from this Contract may
           also be subject to federal and state income taxes, and a 10% additional federal tax if taken before age 59 1  2.

       29. Please disclose how the Buffer is impacted when assets are removed from an Index
           Option during the Term, as the disclosure merely notes in the sixth paragraph that removed assets will not receive the full benefit of the Buffer.

       Changes to Caps, Participation Rates, and Buffers and Temporary Unavailability of Index Options

       30. In the second paragraph on page 24, please specify the default option if certain Index
           Options are temporarily unavailable on Term Start Dates occurring on or after the sixth
           Index Anniversary.

       31. In addition, revise the last sentence of this paragraph to state, When your renewal rates change or Index Options become unavailable you can either transfer Index Option Value to the Variable Options, or to other available Index Options, or take a full withdrawal
           (which may be subject to a withdrawal charge).

       32. The following paragraph notes that temporary unavailability of an Index Option may result in all Index Options within a Crediting Method being unavailable. Please supplementally explain to the staff how this can occur.

       33. If applicable, please revise the last paragraph in this section to include that an investor bears the risk that an Index Option could be permanently unavailable after the initial term.




     Erik T. Nelson, Esq.
    November 23, 2021
    Page 7 of 10

       Fee Tables (pages 26-28)

       34. Please revise the parenthetical to the Daily Adjustment Maximum Potential Loss to state
           before    any    Term End Date.

       Financial Adviser Fees (pages 30-31)

       35. The first paragraph notes that if an Owner wants to take a withdrawal from the Contract to pay financial adviser fees, the Owner can submit a written request to the Company.
           Please clarify whether this process allows financial advisor fees to be paid on a periodic basis.

       36. We note that in August of 2019, Allianz, among other insurers, was issued a Private
           Letter Ruling (   PLR   ) by the IRS stating that advisory fees
could be deducted from the
           contract value of non   qualified annuities without the deduction
being considered a
           taxable event. Please explain to the staff why withdrawals from the Contract to pay financial adviser fees are not being treated consistent with the PLR.

       37. The disclosure in the first paragraph of the Financial Adviser Fee Deduction Example
           states that the withdrawal of financial adviser fees    reduce the
Traditional Death
           Benefit   s Guaranteed Death Benefit Value by the percentage of
Contract Value
           withdrawn.    Please clearly disclose what this means.

       38. The Financial Adviser Fee Deduction Example shows a single gross withdrawal. Please also include an example that applies a withdrawal charge and the Daily Adjustment.
           Please also include an example showing the effect of ongoing advisory fee withdrawals in order to demonstrate the impact of these withdrawals on Contract Value and
           Guaranteed Death Benefit Value over time.

       Assignments, Changes of Ownership and other Transfers of Contract Rights (page 33)

       39. The disclosure states that an Owner can assign his/her rights under this Contract to someone else during the Accumulation Phase. Does New York state law require this contract to be freely assignable? Otherwise, please explain how this provision is consistent with Rule 12h-7.

       Purchasing the Contract (page 33)

       40. Please specify all the Purchase Payment restrictions in the last paragraph.

       Allocation of Purchase Payments and Contract Value Transfers (pages
34-35)

       41. Please revise the first sentence of the sixth full paragraph to
state,    We notify you at least
           30 days in advance of each Index Anniversary as a reminder that on the upcoming anniversary you may transfer Variable Account Value to the Index Options . . .



     Erik T. Nelson, Esq.
    November 23, 2021
    Page 8 of 10

        Free Look/Right to Examine Period (pages 35-36)

        42. Please describe how the Company administers the deduction of financial adviser fees during the free look period.

        43. Please make clear, if true, that amounts invested in the Indexed Account Options during the free look period will be subject to a Daily Adjustment upon cancelation, except as to an IRA Contract, if true.

        Valuing Your Contract (pages 40-45)

        Determining Index Option Values

        44. According to the second bullet in the shaded box on the bottom of page 42, an Owner cannot specify from which Allocation Option(s) the Company deducts Contract fees and expenses. Given that this contract offers a number of variable account options, please explain why withdrawal charges, product fees and contract maintenance, advisory fees, and other fees and charges are not deducted first from Variable Account Value and then from Index Option Value, subject to the Daily Adjustment, to the extent Variable
            Account Value is not available. Alternatively, please explain why Owners are not given a choice as to which Allocation Option(s) these charges are deducted from.

        45. The disclosure also states that there is no consistent financial advantage to deducting a partial withdrawal from any specific Allocation Option. Given the variable options available under the Contract, please confirm this is true.

        Calculating Performance Credits

        46. Please confirm supplementally that the rates and assumptions reflected in the examples are reasonable in light of current market conditions. For example, will a 30% buffer or
            80% Cap be offered?

        47. As to the Index Performance Strategy 3-year and 6-year Term Index Options, please show the calculation for each scenario with a Participation Rate greater than 100%.

        Expenses (pages 45-50)

        48. Please include the Daily Adjustment and specify the maximum amount of loss for each
            Indexed Option.

        49. In the first bullet in the shaded box on page 49, please revise the first sentence to state,
               Upon a full withdrawal the free withdrawal privilege is not available to you, and we apply a withdrawal charge against Purchase Payments that are still within the withdrawal charge period even as to amounts previously withdrawn under the free withdrawal privilege.



     Erik T. Nelson, Esq.
    November 23, 2021
    Page 9 of 10

        Access to Your Money (pages 50-53)

        Minimum Distribution Program and Required Minimum Distribution (RMD) Payments

        50. If true, please state, "We do not consider deductions we make for investment advisory
            fees that you authorize your Financial Professional   s firm to
receive from the Contract to
            be RMD payments. However, Contract Value is one of the components we use to calculate RMD payments, so these deductions may reduce your RMD payments."

        51. Please also disclose that the Daily Adjustment applies to withdrawals made to satisfy
            RMD payments unless taken on the Term End Date.

        Waiver of Withdrawal Charge Benefit

        52. Please disclose that the Daily Adjustment applies to withdrawals under this benefit unless taken on the Term End Date.

        Death Benefit (pages 54-57)

        53. Please include examples of how the death benefit is determined under all scenarios described in the third paragraph on page 55.

        Taxes (pages 57-58)

        54. Please describe the potential tax consequences of deducting advisory fees from Contract
            Value.

        Financial Statements (page 85)

        55. Please note that the related unaudited statutory statements of operations, capital and surplus and cash flow of Allianz Life Insurance Company of New York for the periods ended September 30, 2021 and September 30, 2020 should be for the nine month
            periods, rather than    three month" periods. Please revise the
disclosure. In addition, if
            the filing is to be declared effective during the first 90 days of 2022, the same information noted in this paragraph needs to be provided for the Separate Account as well.

                                                 ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.





     Erik T. Nelson, Esq.
    November 23, 2021
    Page 10 of 10

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

            Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-6765 or cowanm@sec.gov.


Sincerely,

                                                                       /s/ Mark
Cowan

                                                                       Mark
Cowan
                                                                       Senior
Counsel

    cc: Andrea Ottomanelli Magovern
        Sally Samuel